

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
McFarland Dewey Securities Co., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York	New York	10169-1450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margarita Cervone — (212) 867-4949
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Alan R. McFarland, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to McFarland Dewey Securities Co., L.P. for the year ended December 31, 2001 are true and correct.

Signature 1/31/02
Date

Managing Member
Title

STATE OF NEW YORK)
ss.
COUNTY OF NEW YORK)

Alan R. McFarland, a managing member of McFarland Dewey & Co., LLC. appeared before me and swore that he had signed this affirmation for the Firm this 31st day of January 2002.

Notary Public

MAYRA MENDOZA
Notary Public, State of New York
No. 01ME5071753
Qualified in Queens County
Certificate Filed in New York County
Commission Expires January 21, 2003

MCFARLAND DEWEY SECURITIES CO., L.P.
(SEC I.D. No. 8-41974)

BALANCE SHEET
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
As a Public Document

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


RECEIVED
MAR 0 4 2002
340
WASH. D.C.
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
McFarland Dewey Securities Co., L.P.

We have audited the accompanying balance sheet of McFarland Dewey Securities Co., L.P. (the "Partnership") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of McFarland Dewey Securities Co., L.P. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 31, 2002

MCFARLAND DEWEY SECURITIES CO., L.P.

BALANCE SHEET
DECEMBER 31, 2001

ASSETS	
CASH	$ 15,704
ACCOUNTS RECEIVABLE	39,621
INVESTMENT (Note 6)	18,073
TOTAL ASSETS	$ 73,398
LIABILITY	
ACCOUNTS PAYABLE	$ 7,000
PARTNERS' CAPITAL	
GENERAL PARTNER	65,963
LIMITED PARTNER	435
TOTAL PARTNERS' CAPITAL	66,398
TOTAL LIABILITY AND PARTNERS' CAPITAL	$ 73,398

See notes to the Balance Sheet.

MCFARLAND DEWEY SECURITIES CO., L.P.

NOTES TO THE BALANCE SHEET
DECEMBER 31, 2001

YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION

McFarland Dewey Securities Co., L.P. (the "Partnership") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Partnership was formed on July 1, 1989 as a limited partnership under the laws of the State of Delaware, for the purpose of engaging in the business of broker-dealer activities, principally as an agent in the private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Partnership defines cash and cash equivalents as cash and short-term highly liquid investments having maturity of three months or less from their acquisition date. All cash is on deposit with a major money center bank.

Investments - Investments that are not readily marketable are valued using independent publicly quoted market prices less an adjustment based upon management's judgment for liquidity. Such investment securities that cannot be offered or sold because of other arrangements, restrictions and conditions applicable to the securities.

Income Taxes - The Partnership is disregarded as an entity separate from its partners and its operations will be included in the Federal and state income tax returns of its partners.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Partnership had net capital of $8,704, which is $3,704 in excess of its required net capital of $5,000.

4. GENERAL PARTNER

McFarland Dewey & Co., LLC. (the "General Partner") incurs various general and administrative expenses, such as occupancy, administration facilities and certain employee benefit costs, on behalf of the Partnership. The expenses are allocated to the Partnership and recorded as a non-cash capital contribution. During the year, $343,558 of expenditure was incurred and allocated by the General Partner.

The General Partner will continue to fund the operations of the Partnership on an as needed basis for a minimum period of one year from December 31, 2001.

5. LIMITED PARTNERS

Indigo Capital, LLC, ("Indigo") became a limited partner in the Partnership in August 1999 and acted as an investment advisory firm providing services to emerging growth companies that introduced private placements to the partnership. On June 30, 2001 Indigo ceased operations and withdrew from the Partnership. At the time of its withdrawal from the Partnership, Indigo agreed to transfer its remaining partners' capital to the General Partner.

Fees from private placements introduced by Indigo were allocated as follows, 85% to Indigo and 15% to the General Partner.

The remaining limited partner is an employee of the General Partner.

6. INVESTMENT

The Partnership owns 42,929 shares of the common stock of AmerAlia, Inc. The stock was received in lieu of cash for services performed by the Partnership. The stock is unregistered and may not be publicly sold. Accordingly, the investment was valued and recorded based upon management's judgment at an independent publicly quoted market price on the date the stock was received, less an adjustment for lack of liquidity.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



January 31, 2002

McFarland Dewey Securities Co., L.P.
230 Park Avenue
New York, New York 10169

Dear Sirs:

In planning and performing our audit of the financial statements of McFarland Dewey Securities Co., L.P. (the "Partnership") for the year ended December 31, 2001 (on which we issued our report dated January 31, 2002), we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to

the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted the following condition involving the internal control:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Partnership, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Partnership.

The foregoing conditions were considered in determining the nature, timing, and extent of audit tests to be applied in our audit of the financial statements, and this report of such condition does not modify our opinion dated January 31, 2002 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Partnership, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



January 31, 2002